UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Dope Coffee Company, LLC

Legal status of issuer

Form

Limited liability company

Jurisdiction of Incorporation/Organization

Georgia

Date of organization

March 27, 2019

Physical address of issuer

4110 Peabody Ct., Decatur, GA 30034

Website of issuer

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$43,375	$10,473
Cash and Cash Equivalents	$24,967	$10,473
Accounts Receivable	$0	$0
Short-term Debt	$17,381	$0
Long-term Debt	$9,000	$24,000
Revenues/Sales	$191,223	$5,815
Cost of Goods Sold	$109,069	$5,272
Taxes Paid	$0	$0
Net Income	$-80,391	$-12,756

Form C-AR

Annual Report
of
Creamy Coconuts, LLC (dba kubé nice cream)
(the "Issuer," the "Company," "we," "our," "us")
Following a 2018 Offering of
Revenue-Share Promissory Notes
under Regulation Crowdfunding
(the "Regulation CF Offering")

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Dope Coffee Company, LLC	Limited liability company	Georgia	March 27, 2019	4110 Peabody Ct., Decatur, GA 30034	www.realdope.coffee

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the Issuer:

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Michael Lloyd	CEO/Co-founder/Manager	2019-present
Michelle Lloyd	CPO (Chief Product Officer)/Co-founder/Manager	2019-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Kai Nortey	N/A	N/A	Integrated marketing communications and PR	2013-present

Name	Employer	Employer's principal business	Role	Dates of Service	Responsibilities
Michael Lloyd	Partnership with Michelle Lloyd from 2015-2019; Dope Coffee from 2019-present	Coffee shop/E-commerce	CEO	2015-present	Chief Executive
Michelle Lloyd	Partnership with Michael Lloyd from 2015-2019; Dope Coffee 2019-present	Coffee shop/E-commerce	CPO	2015-present	Product development

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage

| Michael Lloyd | 65% |
| Michelle Lloyd | 35% |

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

Dope Coffee Company is a direct to consumer and B2B retailer of coffee and coffee-based products designed to speak directly to the uniqueness and strength of Black culture.

Dope Coffee Company operates a Click and Brick business retail model serviced by central headquarters in Atlanta, GA. In the last 12 months, revenue has increased by 2,628% with over 5,600 customers.

We plan to open several flagship micro fulfillment centers in key urban markets that bring our online experience in person.

The Click and Brick model has been demonstrated to be successful in the specialty coffee industry by Blue Bottle Coffee company that generates $25M in annual revenue.

Our e-commerce strategy hinges around our website www.realdope.coffee. At our current stage of growth, we utilize the micro fulfillment center concept.

Dope Coffee has plans to upgrade manufacturing and fulfillment capability in the following three phases:

Phase 1:
- B2C & B2B Internal Fulfillment
- Self-Produce All manufactured products
- Third-party coffee roaster

Phase 2:
- Decrease reliance on 3PO and Co Packers
- Increase roasting and bottling capacity
- Begin K-Cup manufacturing sourcing direct from China at volume

Phase 3:
- Internal production
- Large-scale roasting operations
- Large-scale bottling
- Large-scale fulfillment and distribution

We raised $107,000 in convertible notes through the Regulation CF Offering, which closed in July of 2020 (the "2020 Crowd Notes"). This funding allowed us to launch our Click and Brick e-commerce site and increase production and customer acquisition.

Rule 201(e) The current number of employees of the Issuer.

Three

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Regulation CF Offering, including the merits and risks involved.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the Regulation CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs; the Company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition.

Some specific risks include but are not limited to the following:

Control of the Company and all its operations are solely with its Founders and will remain with them. Investors must rely upon the judgment and skills of the Founders. Investors have no voting rights. Additionally, because the company's founders own or control a significant percentage of the company, they can exert significant control over the company's business and affairs and have actual or potential interests that may depart from yours.

We have a limited operating history. We were incorporated on 03/27/2019 and have been operating only since 05/01/2019. Because we have been operating for only a short period of time, we have not produced a profit. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. We have limited resources and will not be able to continue operating without the proceeds from this offering. We may not have sufficient financial resources to successfully compete in the coffee business.

A large number of enterprises provide products or services similar to ours. We will be competing with established businesses that have an operating history and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

Our failure to introduce new products to the market may harm our business. We operate in a highly competitive industry, which is characterized by frequent introductions of new products and services into the market. Our success will depend, in part, on our ability to improve our present products, to develop new products and to provide necessary services and support. We depend on the services of key persons. Much of the company's success depends on the skills, experience, and performance of the Founders. The company currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. The company's success also depends on our suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the company's business, operating results, and financial condition.

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations. We currently comply with the rules and regulations with which we are required to comply and will continue to do so under future physical and business structures. If we fail to comply with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment. Limited Disclosures.

The company is at an early stage and may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long trading history. The company is also only obligated to provide limited information regarding its business and financial affairs to investors.

There is no guaranteed return on investment. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. The future performance and valuation of the company are uncertain.

Valuation. The valuation of private companies, especially early stage companies and startups, is difficult to assess.

Additional funds may be needed. The company may need to raise additional funds in order to fund more rapid expansion, to respond to competitive pressures, or to acquire complementary products or businesses. There can be no assurance that additional financing will be available on terms favorable to the company, or at all. If adequate funds are not available or are not available on acceptable terms, the company's ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitations may have a material adverse effect on the company's business, operating results and financial condition. We have incurred start-up organizational costs since inception and may incur future losses. We have not yet generated a profit from operations. We expect to experience losses from operations and we cannot predict exactly when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

Tax risks
No representation or warranty of any kind is made by the Company, the members, managers, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

Between April 2020 and July 2020, the issuer raised convertible promissory notes in a regulation crowdfunding offering on CMS (the "2020 Crowd Notes"). The 2020 Crowd Notes have outstanding principal of $106,020 and accrued and unpaid interest of approximately $7,068.

Interest Rate: Annual interest rate of 10%.

Term: All principal, together with accrued and unpaid interest under the 2020 Crowd Notes, is due and payable on July 7, 2022 (the "2020 Crowd Note Maturity Date").

Prepayment: 2020 Crowd Notes may be prepaid without penalty. If prepayment results from a change of control transaction, the company will pay 110% of the outstanding principal plus accrued interest.

Conversion: In the event the company commences, on or before the 2020 Crowd Note Maturity Date, an equity financing pursuant to which it sells its preferred equity securities (the "Preferred Units") constituting at least 10% of the outstanding equity of the company (a "Qualified Financing"), then the holder of the 2020 Crowd Note, at such holder's sole option, may choose to convert all, but not less than all, of the then-outstanding principal balance and accrued but unpaid interest owed under the 2020 Crowd Note into Preferred Units at a conversion price equal to 90% of the price per unit paid by an investor purchasing the Preferred Units in the Qualified Financing.

Events of Default: Events of Default include

(d) The failure by the company to pay any amounts due under the 2020 Crowd Note when due.

(e) A material breach by the company of any other term or provision of the 2020 Crowd Note.

(f) The filing of a petition in bankruptcy or under any similar insolvency law by the company, the making of any assignment for the benefit of creditors, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against 19 Borrower and such petition is not dismissed within 60 days after the filing thereof.

Except for a default pursuant to (c) above (with respect to which there is no cure period), upon an Event of Default, Borrower shall have 30 days to cure such default after receipt of written notice of default from the holder of the 2020 Crowd Note specifying the nature of the company's default. If the default is pursuant to (c) above or if the company is unable to cure its default within such 30- day period, the holder of the 2020 Crowd Note may, at such holder's option, accelerate repayment of the principal in which case the principal and all interest accrued thereon will be due and payable immediately.

Amendment and Waiver: Any term of a 2020 Crowd Note may be amended with the written consent of the company and the investor. The obligations of the company and the rights of the investor under the 2020 Crowd Note may be waived with the written consent of the investor.

The 2020 Crowd Notes have no voting rights. It is likely that the Preferred Units, into which the Crowd Notes could convert, will not have voting rights either.

Between April 2019 and March 2020, the issuer raised convertible promissory notes in a private offering under Rule 504 of Regulation D (the "504 Notes"). The 504 Notes have outstanding principal of $33,000 and accrued and unpaid interest of approximately $4,783.30

The 504 Notes have substantially the same terms as the 2020 Crowd Notes, except for the maturity date. (The 504 Notes mature on various dates. Please see Item (p) hereof for the schedule.)

Each holder of a 504 Note may choose to convert their 504 Note into Preferred Units upon a Qualified Financing unless the maturity date of the 504 Note occurs before the Qualified Financing commences (or unless the issuer prepays the holder's 504 Note). Such conversion, if it occurs, will affect the percentage of the company that investors in the Crowd Notes will own. 20 The conversion of the 2021 Crowd Notes, the 2020 Crowd Notes and the conversion of the 504 Notes into Preferred Units will affect the percentage of the company the investor will own, provided such conversion occurs. The terms of the 2021 Crowd Notes, the 2020 Crowd Notes, and the 504 Notes are substantially similar except for maturity dates and annual interest rates. The 504 Notes and the 2020 Crowd

The above is intended to be only a summary of some of the key terms of the Crowdfunding Notes. The above is not a complete description of the terms of the Notes. Please see the form of Crowdfunding Note filed with the SEC with this report as **Exhibit A** for the complete terms of the investment. The above summary is qualified in its entirety by the form of Crowdfunding Note filed with the SEC with this report as **Exhibit A**.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The company has no shareholders. The company's two managers/Co-founders have the absolute right to make decisions with respect to the assets of the Company. It is possible that the members/Co-founders could make a decision that has negative consequences for the Company and therefore the investors in the 2020 Crowdfunding Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

Each Crowdfunding Note was offered at its face value, and promissory notes sold by the Company will continue to be offered at their face value.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Unless the investor's 2020 Crowd Note convert into Preferred Units, the investor will have no voting rights or ownership in the company. The company's Founders, the sole decision-makers for the company, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the Founders, who are the sole managers, and decision-makers for the company. As note-holders, investors in this offering have no voting rights or ownership of the company. If and when an investor's 2020 Crowd Note converts into Preferred Units, the investor will have an ownership interest in the company, but we do not expect the investor to have voting rights, except possibly under limited circumstances required by law. Further, we expect the Founders to continue to own and control a significant percentage of the company after the conversion, if any, of the investor's 2021 Crowd Note, as well as for the foreseeable future. We thus expect the Founders to retain significant control over the company's business and affairs.

The Founders' interests could differ from an investor's, and the Founders could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

An investor's percentage ownership of the company, when and if the investor's 2020 Crowd Note converts, depends in part upon the amount raised in the Qualified Financing described in Item (m)(1) above and the amount raised in the offering of the 2021 Crowd Notes. The 2021 Crowd Note offering is live on the intermediary's platform.

Those amounts are currently unknown. As described in Item (m)(1) above, the conversion of the 2020 Crowd Notes and the conversion of outstanding 504 Notes into Preferred Units will also affect the percentage of the company the investor will own, provided such conversion occurs.

In addition, if the company issues additional equity interests after the investor's 2021 Crowd Note has converted into Preferred Units, the investor's ownership in the company could be diluted. If the company issues additional convertible notes before or after the conversion of the investor's 2021 Crowd Note, the investor's ownership of the company could also be diluted. There may be other circumstances in which the investor's ownership interest in the company could be diluted.

The company's two managers/Co-founders have the absolute right to make decisions with respect to the assets of the Company. The Company's managers/Co-founders could make a decision that would have negative consequences for the Company, reduce the Company's revenue, and reduce the investor's return, including the issuance of additional securities, a sale of the Issuer or of the assets of the Issuer or transactions with related parties.

There may be other circumstances in which the investor's ownership interest in the company could be diluted.

Please see our response to Rule 201(f) above for other risk factors.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the Issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has convertible notes, called the 504 Notes herein, with an outstanding principal amount of $33,000. As of March 2021, the 504 Notes had approximately $4,783.30 in accrued and unpaid interest. Except for their maturity dates, the 504 Notes have substantially the same terms as the 2020 Crowd Notes (see below). Such terms are described in Item (m)(1) above. The 504 Notes will mature on the schedule shown in the table below.

As described in Item (m)(1), the principal amount and accrued and outstanding interest on each 504 Note will be due and payable on such note's maturity date, provided that, if the issuer commences a Qualified financing before the 504 Note's maturity date, the holder of such note will have the option to convert the outstanding interest and principal on the 504 Note into Preferred Units. The issuer can prepay any 504 Note, but if prepayment is due to a change of control transaction, the prepayment amount will be 110% of principal plus accrued interest.

	Date made	Principal amount	Interest per annum	Approximate accrued and unpaid interest	Maturity date

					as of March 2021	
Note 1	April 12, 2019	$1,000	10%		$191.59	April 12, 2021
Note 2	April 14, 2019	$1,000	10%		$191.59	April 12, 2021
Note 3	April 19, 2021	$2,500	10%		$479.09	April 19, 2021
Note 4	May 6, 2019	$5,000	10%		$916.74	May 6, 2021
Note 5	May 14, 2019	$3,000	10%		$550.00	May 14, 2021
Note 6	June 27, 2019	$500	10%		$87.57	June 27, 2021
Note 7	December 12, 2019	$5,000	10%		$625.05	December 12, 2021
Note 8	December 12, 2019	$1,000	10%		$124.95	December 12, 2021
Note 9	December 20, 2019	$5,000	10%		$625.05	December 20, 2021
Note 10	January 17, 2020	$5,000	10%		$583.38	January 17, 2022
Note 11	February 23, 2020	$1,000	10%		$108.29	February 23, 2022
Note 12	March 14, 2020	$3,000	10%		$300	March 14, 2022
TOTAL		**$33,000**			**$4,783.30**	

The issuer has 2020 Crowd Notes with an outstanding principal amount of $106,020. The maturity date for the 2020 Crowd Notes is July 7, 2022. As of March, 2021 the 2020 Crowd Notes had approximately $7,068 in accrued and unpaid interest. Except for their maturity dates, the 2020 Crowd Notes have substantially the same terms as the 504 Notes.

The principal amount and accrued and outstanding interest on each 2020 Crowd Note will be due and payable on such notes' maturity date, provided that, if, prior to the repayment thereof, the company issues preferred equity securities (the "Preferred Units") constituting at least 10% of the outstanding equity of Borrower, Payee, at his sole option, may choose to convert all, but not less than all, of the then-outstanding principal balance and accrued but unpaid interest owed thereunder into the Preferred Units at a conversion price equal to 90% of the price per unit paid by the investor purchasing the Preferred Units in the latest round of financing.

There are fifty-one outstanding 2020 Crowd Notes, all with the same maturity date (July 7, 2022). Below is a link to the 2020 Crowd Note (referred to as "Crowd Notes") investment offering filings.

The offering was conducted on the intermediary's site and closed in July of 2020: https://crowdfundmainstreet.com/campaigns/994plmki.

2020 Crowd Note Form C: https://www.sec.gov/Archives/edgar/data/1796060/000179606020000007/0001796060-20-000007-index.htm

Rule 201(q) A description of exempt offerings conducted within the past three years.

We raised $33,000 in 504 Notes between April 2019 and March 2020. The proceeds funded startup costs including marketing, supplies, subscriptions, and inventory.

We raised $106,020 in 2020 Crowd Notes between April 2020 and July 2020. Proceeds funded fulfillment operations, marketing, manufacturing build out, retail operations and inventory.

There are fifty-one outstanding 2020 Crowd Notes, all with the same maturity date. Below is a link to the 2020 Crowd Note investment offering filings. The 2020 Crowd Notes are designated as such herein for convenience and to distinguish them from the 2021 Crowd Notes. The 2020 Crowd Notes are referred to as the "Crowd Notes" in the Form C linked below.

The offering was conducted on the intermediary's portal: https://crowdfundmainstreet.com/campaigns/994plmki.

2020 Crowd Note Form C: https://www.sec.gov/Archives/edgar/data/1796060/000179606020000007/0001796060-20-000007-index.htm

As of the date of filing this Form C-AR, we are offering 2021 Crowd Notes on terms substantially similar to the 2020 Crowd Notes except for interest rate and maturity date. This offering is live on the intermediary's portal. https://crowdfundmainstreet.com/campaigns/9f6pvyl1

https://www.sec.gov/Archives/edgar/data/0001796060/000179606021000003/0001796060-21-000003-index.htm

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Karl T. Duffey, brother of the CPO, purchased a 504 Note in the amount of $3,000 in May 2019

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in response to Rules 201(f) and 201(m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Dope Coffee Company is a Georgia based Limited Liability Company that has been in existence since March 2019. Its primary activity involves selling coffee and coffee-based products through our e-commerce platform. Although not yet profitable, Dope Coffee Company is operating and revenue-generating.

To date, most of Dope Coffee Company's revenues have come from e-commerce sales and popup marketing events. These funds are used to continue operating the company as we raise additional capital.

Dope Coffee Company does not own any significant assets other than cash, small scale coffee production equipment and intellectual property.

Dope Coffee Company began raising capital using convertible notes similar to the current 2021 Crowd Note offering (except maturity date and annual interest rate) in Mid 2019, beginning with

504 Notes (described in section (p) above) and followed by 2020 Crowd Notes (described in section (p) above).

Dope Coffee Company's current cash balance is approximately $13,864

2020 Traction

- Winner - Populus Group PG Shark Tank Pitch Competition and was awarded $7,500.
- Established new headquarters at Team RWB Firebase in Midtown Atlanta Ga.
- Successfully completed The Guild/Invest Atlanta Community Wealth Building Business Accelerator
- Completed Black Sheep Accelerator
- Completed 19W Bunker Labs / We Work Veteran In Residence Incubator.
- Established fulfillment center HQ
- Launched Dope Coffee Break due to pandemic
- Press Features: Forbes, Roast Magazine, Voyage Magazine, Grey, Revolution of 1 Podcast, BlackHER, Food Network Magazine, Esquire, Allrecipes, Evolve AG, Afro & Knives
- Significant product line updates
- New packaging line - rebranded
- National and local wholesale accounts
- Local Hotel and Cafe wholesale
- Primal Kitchen partnership
- YouTube feature for Black Owned Friday
- 3K+ Black Friday
- 70K 3rd Quarter
- Raised 120K in seed capital in Q2 2020
- 6023 total orders
- 177k in Ecommerce sales
- Launched Retail Shop @ headquarters
- Launched Coffee Bar @ headquarters
- Launched Retail @ Sunset Waterloo
- 8.75% online store conversion rate
- 8k+ social media followers
- 1000+ email list
- 62 recurring orders - $24K annually

We are continuing to seek investments through our 2021 Crowd Note Offering with the goal of raising an additional $428,980.

Please see our response to Rule 201(d) above and our financial statements, filed with the SEC herewith as **Exhibit B**, for more information.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Exhibits List

Exhibit A: Form of Crowdfunding Note
Exhibit B: Financial Statements